Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Rua Levindo Lopes 323
Funcionários CEP 30140 - 170
Belo Horizonte
Brazil

ITEM 2:	DATE OF MATERIAL CHANGE

September 10, 2012

ITEM 3:	NEWS RELEASE

A news release was issued on September 10, 2012 by Jaguar Mining Inc. ("Jaguar" or the "Company") in Belo Horizonte, Brazil, a copy of which is attached hereto as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On September 10, 2012, Jaguar announced that David M. Petroff had been appointed as the new President and Chief Executive Officer of the Company and joined the Board of Directors effective such date.  With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews has stepped down from the role of interim Chief Executive Officer.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On September 10, 2012, Jaguar announced that David M. Petroff had been appointed as the new President and Chief Executive Officer of the Company and joined the Board of Directors effective such date.

“This is an important time in Jaguar's history as the Company implements its turnaround plan.  David's wealth of mining and finance experience, together with his proven track record of successful mining company turnarounds makes him uniquely qualified to lead Jaguar.” said Dick Falconer, Chairman of the Board of Directors.  “The Board is very pleased that it was able to attract an executive of David's calibre and we are excited to welcome him to the Company.”

David has nearly 30 years' experience in the mining industry.  Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011.  For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited.  Mr. Petroff received a bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews has stepped down from the role of interim Chief Executive Officer.

"In the short time that John acted as interim CEO, he had a significant impact on the Company and has been instrumental in implementing the Company's turnaround effort." Mr. Falconer said.  "We thank John for his insight, hard work and dedication to our shareholders."

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL
INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar is knowledgeable about the material change and this report:

James M. Roller
Treasurer and Chief Financial Officer
(603) 410-4888

ITEM 9:	DATE OF REPORT

September 11, 2012

SCHEDULE A

PRESS RELEASE

September 10, 2012	2012-25
For Immediate Release	JAG - TSX/NYSE

Jaguar Mining Announces the Appointment of David Petroff as CEO and President

Belo Horizonte, Brazil, September 10, 2012 - Jaguar Mining Inc. (JAG: TSX/NYSE) today announced that David M. Petroff has been appointed as the new President and Chief Executive Officer of the Company and has joined the Board of Directors effective immediately.

“This is an important time in Jaguar's history as the Company implements its turnaround plan.  David's wealth of mining and finance experience, together with his proven track record of successful mining company turnarounds makes him uniquely qualified to lead Jaguar.” said Dick Falconer, Chairman of the Board of Directors.  “The Board is very pleased that it was able to attract an executive of David's calibre and we are excited to welcome him to the Company.”

David has nearly 30 years' experience in the mining industry.  Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011.  For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited.  Mr. Petroff received a bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews has stepped down from the role of interim Chief Executive Officer.

"In the short time that John acted as interim CEO, he had a significant impact on the Company and has been instrumental in implementing the Company's turnaround effort." Mr. Falconer said.  "We thank John for his insight, hard work and dedication to our shareholders."

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company’s website at www.jaguarmining.com.

CompanyContacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
603-410-4888
valeria@jaguarmining.com